UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the three months ended March 31 2017

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the three months ended March 31, 2017.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3, filed with the Commission on June 11, 2015 (File No. 333-204884) and on April 10, 2017 (File No. 333-217238).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: June 8, 2017	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2017

General

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the three months ended March 31, 2017 and March 31, 2016.

Total operating revenues and voyage expenses and commissions

(in thousands of $)	2017	2016
Time charter revenues	37,505	68,011
Voyage charter revenues	134,084	151,540
Finance lease interest income	478	588
Other income	5,060	6,964
Total operating revenues	177,127	227,103

Voyage expenses and commissions	55,184	35,525

Time charter revenues decreased in three months ended March 31, 2017 as compared to the three months ended March 31, 2016 primarily due to:

•	a decrease of $18.6 million due to the delivery of three VLCC tankers, and four Suezmax tankers onto voyage charters between April 2016 and March 2017.

•	a decrease of $8.7 million due to the redelivery of three chartered-in LR2 tankers in December 2016 and three chartered-in MR tankers in October 2016 and January 2017.

•	a decrease of $7.7 million due to the termination of the leases on two VLCC tankers in July 2016 and March 2017.

•	a decrease of $6.0 million due to a decrease in market rates on contract extensions and lower rates on vessels chartered under new time charters.

•	a decrease of $3.8 million due to the impact of the amortization of the unfavourable time charter contracts acquired on the merger of Frontline Ltd and Frontline 2012 Ltd ("the merger").

These factors were offset by:

•	an increase of $7.5 million due to the delivery of one VLCC tanker, two Suezmax tankers and five LR2/Aframax tanker newbuildings onto time charters between January 2016 and March 2017.

•	an increase of $1.6 million due to the delivery of one Suezmax tanker onto time charter in February 2016.

•	an increase of $3.9 million due to the delivery of two VLCCs onto time charter between November 2016 to February 2017.

•	an increase of $1.1 million due to the delivery of one LR2 tanker onto time charter in February 2016.

Voyage charter revenues decreased in the three months ended March 31, 2017 as compared to the three months ended March 31, 2016 primarily due to:

•	a decrease of $40.0 million due to a decrease in market rates for eleven VLCC tankers, two LR2 tankers and two Suezmax tankers with pooling arrangements.

•	a decrease of $12.8 million due to the delivery of two VLCC tankers onto time charter in November 2016 and February 2017.

•	a decrease of $12.2 million due to the disposal of six MR tankers in August, September and December 2016, and one VLCC in March 2017.

•	a decrease of $7.9 million due to the redelivery to owners of four chartered-in MR tankers, one VLCC tanker and two Suezmax tankers.

These factors were offset by:

•	an increase of $21.7 million due to the delivery of one VLCC tanker, five LR2 tankers and three Suezmax tanker newbuildings between January 2016 and March 2017.

•	an increase of $13.0 million due to the delivery of five Suezmax tankers onto voyage charters from time charter between April to August 2016.

•	an increase of $8.5 million due to the delivery of two VLCC tankers onto voyage charter between May to July 2016.

•	an increase of $6.3 million due to the delivery of one chartered-in MR tanker and two chartered-in VLCC tankers onto voyage charter in October, November and April 2016.

•	an increase of $4.4 million due to the delivery of two LR2 newbuildings onto voyage charters in June and July 2016.

•	an increase of $1.6 million due to an increase in market rates for two Suezmax tankers.

The finance lease interest income in the three month period ended March 31, 2017 relates to an investment in a finance lease and has experienced a reduction due to the reduced lease balance following repayments received.

Other income in the three months ended March 31, 2017 are primarily comprised of the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. The reduction from 2016 is primarily due to a lower profit share on a commercially managed VLCC.

Voyage expenses and commissions increased in the three months ended March 31, 2017 as compared to the three months ended March 31, 2016 primarily due to:

•	an increase of $11.7 million due to the delivery of nine LR2 tanker newbuildings, four Suezmax tanker newbuildings and two VLCC newbuildings between January 2016 and March 2017.

•	an increase of $2.1 million due to the delivery of two Suezmax tankers onto voyage charters from time charters in April and July 2016.

•	an increase of $3.3 million due to the delivery of four Suezmax tankers on voyage charters between April and August 2016.

•	an increase of $4.0 million due to the delivery of three VLCC tankers onto voyage charters between May and July 2016.

•	an increase of $3.2 million due to the delivery of two chartered-in MR tankers and two chartered-in VLCC tankers onto voyage charter in October, November and April 2016.

•	an increase of $1.7 million primarily due to an increase in fuel prices.

•	an increase of $0.9 million due to other miscellaneous expenses.

These factors were partially offset by:

•	a decrease of $3.7 million due to the termination of the leases on two VLCC tankers in July 2016 and March 2017, and six MR tankers between August and December 2016.

•	a decrease of $1.8 million due to the redelivery of four chartered-in MR tankers, two Suezmax tankers and one VLCC tanker.

•	a decrease of $1.5 million due to the delivery of two VLCC tankers onto time charter in November 2016 and February 2017.

Other operating gains

(in thousands of $)	2017	2016
Other operating gains	20,565	—

On March 10, 2017 Front Century lease was terminated, at which time the carrying value of the lease obligation was $20.6 million and a gain on lease termination of $20.6 million was recognized upon sale and delivery of the vessel to a third party.

Contingent rental income

(in thousands of $)	2017	2016
Contingent rental income	(3,769)	(3,386)

Contingent rental income in the three months ended March 31, 2017 relates to the thirteen charter party contracts with Ship Finance and is due to the fact that the actual profit share arising in the first quarter of 2017 of $5.6 million (2016: $24.7 million), was $3.8m (2016: $3.4 million) less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

Ship operating expenses

(in thousands of $)	2017	2016
Ship operating expenses	30,624	29,458

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

Ship operating expenses increased in the three months ended March 31, 2017 as compared to the three months ended March 31, 2016 primarily due to an increase of $7.5 million due to the delivery of nine LR2/Aframax tanker newbuildings, four Suezmax tanker newbuildings and two VLCC newbuildings between January 2016 and March 2017.

These factors were partially offset by:

•	a decrease of $3.7 million due to the disposal of six MR tankers in August, September and December 2016.

•	a decrease of $1.3 million due to the termination of capital leases on three VLCCs between February 2016 and March 2017.

•	a general decrease in other operating expenses of $1.3 million.

Charter hire expenses

(in thousands of $)	2017	2016
Charter hire expenses	9,773	14,052

Charter hire expenses decreased in the three months ended March 31, 2017 as compared with the three months ended March 31, 2016 primarily due to a decrease of $10.1 million relating to three LR2 and three MR tankers re-delivered between June 2016 and March 2017. This was offset by an increase of $3.7 million relating to two Suezmax tankers, three MR tankers and three VLCC tankers being delivered from January 2016 to November 2016.

Administrative expenses

(in thousands of $)	2017	2016
Administrative expenses	8,568	10,773

Administrative expenses decreased in three months ended March 31, 2017 as compared to the three months ended March 31, 2016 primarily due to a decrease in legal fees following the merger.

Depreciation

(in thousands of $)	2017	2016
Depreciation	35,280	37,907

Depreciation expense decreased in the three months ended March 31, 2017 as compared to the three months ended March 31, 2016 primarily due to:

•	an increase of $5.2 million due to the delivery of nine LR2 newbuildings, four Suezmax newbuildings and two VLCC newbuildings between January 2016 and March 2017.

This factor was offset by:

•	a decrease of $5.7 million due to the termination of capital leases of three VLCC tankers in February 2016, July 2016 and March 2017.

•	a decrease of $1.8 million due to the disposal of six MR tankers between August and November 2016.

•	a decrease of $0.2 million due to an impairment loss on two Suezmax tankers in December 2016.

Interest income

(in thousands of $)	2017	2016
Interest income	126	87

Interest income for 2017 and 2016 relates solely to interest received on bank deposits.

Interest expense

(in thousands of $)	2017	2016
Interest expense	(15,024)	(13,944)

Interest expense increased in the three months ended March 31, 2017 as compared to the three months ended March 31, 2016 primarily due to additional debt drawn down on the nine LR2/Aframax tanker newbuildings, four Suezmax tanker newbuildings and two VLCC newbuildings delivered between January 2016 and March 2017, partly offset by the disposal of six MR tankers between August 2016 and November 2016.

Impairment loss on securities

(in thousands of $)	2017	2016
Impairment loss on securities	—	(2,351)

An impairment loss of $2.4 million was recorded in the three months ended March 31, 2016, in respect of the mark to market loss on the shares of Golden Ocean Group Ltd. owned by us during the period that was determined to be other than temporary in view of the significant fall in rates in the Baltic Dry Index and the prospects for the dry bulk sector. In the three months ended March 31, 2017 we have recognized gains in Other Comprehensive Income of $6.0 million in relation to the shares of DHT Holdings Inc, Golden Ocean Group Ltd and Avance Gas Holdings Ltd owned by us during the period.

Loss on derivatives

(in thousands of $)	2017	2016
Loss on derivatives	(178)	(8,050)

The loss on derivatives in the three months ended March 31, 2017 and the three months ended March 31, 2016 primarily relates to interest rate swap agreements. In the three months ended March 31, 2017 the Company recognized a mark to market gain on the interest rate swaps of $0.1 million, and settled $0.3 million of swap interest expense. In the three months ended March 31, 2016 the Company recognized a mark to market loss on the interest rate swaps of $7.2 million, and settled $0.6 million of swap interest expense. The Company also recognized a mark to market gain on bunker swaps of $0.7 million and a $1.0 million settlement loss on the bunker swap contracts in the three months ended March 31, 2016.

Other non-operating items

(in thousands of $)	2017	2016
Other non-operating items	554	174

Other non-operating items are comprised primarily of bank charges and the amortization of deferred gains.

Net (income) loss attributable to non-controlling interest

(in thousands of $)	2017	2016
Net (income) loss attributable to non-controlling interest	(61)	(72)

Net income attributable to non-controlling interest in the three months ended March 31, 2017 and in the three months ended March 31, 2016, is attributable to the non-controlling interests in the results of Seateam and ITCL.

Recent accounting pronouncements

See note 3 to the unaudited condensed consolidated interim financial statements for discussion of recent accounting pronouncements applicable to the Company.

Critical Accounting Policies and Estimates

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance will be affected by the potential impairment charges related to goodwill. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Our test for potential goodwill impairment is a two-step approach. We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. If the carrying value of the Company's net assets exceeds its estimated fair value, the second step of the goodwill impairment analysis requires us to measure the amount of the impairment loss. An impairment loss is calculated by comparing the implied fair value of the goodwill to its carrying amount. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination was determined. That is, the Company assigns the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

At March 31, 2017, the Company's market capitalization was $1,145 million compared to its carrying value of $1,508 million. The Company's market capitalization plus a control premium of 32% resulted in a fair value equal to its carrying value. The Company reviewed merger transactions in North America over $25 million in the nine months to September 30, 2016, global deals between public companies of more that $100 million in the last three years and global marine transport sector transactions of more than $100 million in the last five years and observed average control premiums (based on the one month average share price before the bid) of approximately 40%, 32% and 39%, respectively. Based on a range of 32% to 40% and the average control premium of 39% for global marine transport sector deals, the Company believes that a control premium of 32% is reasonable and that the Company's control premium will be equal, or higher, than this amount. The Company concluded that it was not required to complete the second step of the goodwill impairment analysis and so no goodwill impairment was indicated.

If our stock price declines, as it has done since March 31, 2017, or if our control premium declines, the first step of our goodwill impairment analysis may fail. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. In addition, our control premium could decline due to changes in economic conditions in the shipping industry or more generally in the financial markets. An impairment could have a material effect on our consolidated balance sheet and results of operations. Should we fail the first step of the impairment assessment then the Company could still pass the second step of the assessment if the fair values of the assets and liabilities of the Company, excluding goodwill, are below the fair value of the reporting unit as a whole.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market.  Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature.

We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.
Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.
Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding instalments, lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.
As of March 31, 2017, and December 31, 2016, we had cash and cash equivalents of $127.5 million, and $202.4 million, respectively. As of March 31, 2017, and December 31, 2016, we had restricted cash balances of $0.6 million, and $0.7 million, respectively. Restricted cash does not include cash balances of $58.3 million (December 2016: $49.6 million), which are required to be maintained by the financial covenants in our loan facilities, or cash balances of $24.0 million (December 2016: $26.0 million), which are required to be maintained by our vessel leasing agreements with Ship Finance, as these amounts are included in Cash and cash equivalents.
Our medium and long-term liquidity requirements include payment of newbuilding instalments, funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.
As of March 31, 2017, the remaining commitments for our 13 newbuilding contracts amounted to $567.5 million, all of which is payable in 2017. In April 2017, the Company ordered two VLCC newbuildings to be constructed at Hyundai Heavy Industries (“HHI”) at a purchase price of $79.8 million per vessel. The vessels are due for delivery in December 2018 and April 2019. The Company has also secured options for two additional sister vessels with deliveries in August and November 2019 at the same purchase price each.
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with GHL Finance Limited, an affiliate of Hemen, the Company's largest shareholder. The full facility is available and undrawn as at March 31, 2017. In May 2017, the Company drew down $50.0 million from this facility.
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The Company drew down $134.9 million in the three months ended March 31, 2017 from this facility in connection with two LR2 tankers and two Suezmax tanker newbuildings, which were delivered in the period. A draw down of $31.0 million was made in April 2017 on delivery of the final vessel to be financed by the facility.
In February 2017, the Company signed a senior secured term loan facility in an amount of up to $321.6 million. The facility will be provided by China Exim Bank and will be insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with Frontline’s existing loan facilities and has an amortization profile of 15 years. This facility will be used to partially finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers. As at March 31, 2017 the full balance remains available and undrawn.
In March 2017, the Company obtained financing commitment for a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales/newbuilding contracts. The facility is subject to final documentation.
In April 2017, the Company obtained financing commitment for a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of

1.90% and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales/newbuilding contracts. The facility is subject to final documentation.
Frontline has committed bank financing in place to partially finance all of the Company’s 15 resale and newbuilding contracts.
Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the three months ended March 31, 2017.
Net cash provided by operating activities
Net cash provided by operating activities in the three months ended March 31, 2017 was $79.8 million compared with $121.5 million in the three months ended March 31, 2016. Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average time charter equivalent, or TCE rates earned by our vessels in periods subsequent to March 31, 2017, compared with the actual TCE rates achieved during the three months ended March 31, 2017, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily total cash cost break even TCE rates for the remainder of 2017 will be approximately $22,300, $17,300 and $15,500 for our owned and leased VLCCs, Suezmax tankers, and Aframax/LR2 tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2017. These rates do not take into account capital expenditures and contingent rental expense.
Net cash used in investing activities
Net cash used in investing activities of $283.3 million in the three months ended March 31, 2017 comprised mainly of additions to newbuildings of $246.8 million, in respect of 18 newbuilding contracts, five of which were delivered during the period. $31.6 million of newbuilding installments were included within trade payables at the end of the quarter, the instalments were settled in April. Furthermore $46.1 million related to the purchase of 10.9 million shares in DHT Holdings Inc. (“DHT”). This amount was partially offset by $7.1 million of proceeds received from the sale of 1.7 million of share held in DHT and finance lease payments received of $2.4 million in respect of the investment in finance lease.
Net cash provided by financing activities
Net cash provided by financing activities in the three months ended March 31, 2017 of $128.5 million was primarily a result of loan drawdowns of $189.5 million.
This was partially offset by;

•	dividend payments of $25.9 million,

•	debt repayments of $16.8 million,

•	capital lease repayments of $16.5 million,

•	and loan arrangement fees paid of $1.6 million.
Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $58.3 million (December 2016: $49.6 million), which are required to be maintained by the financial covenants in our loan facilities, as these amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations.
We believe that cash on hand and borrowings under our current and expected credit facilities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of March 31, 2017, all of the Company's outstanding debt was at variable interest rates and the outstanding debt, net of the amount subject to interest rate swap agreements, was $961.4 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $9.6 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in Norwegian Kroner or Singapore Dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.

Inflation
Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. These newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The fair value of these swaps at March 31, 2017 was a receivable of $4.5 million ( December 2016: receivable of $4.4 million) Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a loss on these interest swaps of $0.2 million in the three months ended March 31, 2017 (three months ended March 31, 2016: loss of $7.7 million).

Bunker swap agreements
From time to time, the Company may enter into bunker swap agreements to hedge the cost of its fuel costs. In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tons per calendar month was switched to a floating rate. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The contracts ended in December 2016. The fair value of these swaps at March 31, 2016 was a payable of $3.4 million. There was no gain or loss in the three months to March 31, 2017 as the contracts had ended. A loss of $0.3 million was recorded in the three months ended March 31, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Commission on March 16, 2017 for a more complete discussion of these and other risks and uncertainties.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the three months ended March 31, 2017 and March 31, 2016
(in thousands of $, except per share data)

	2017	2016
Operating revenues
Time charter revenues	37,505	68,011
Voyage charter revenues	134,084	151,540
Finance lease interest income	478	588
Other income	5,060	6,964
Total operating revenues	177,127	227,103
Other operating gains	20,565	—
Voyages expenses and commissions	55,184	35,525
Contingent rental expense	(3,769)	(3,386)
Ship operating expenses	30,624	29,458
Charter hire expense	9,773	14,052
Impairment loss on vessels and vessels under capital lease	21,247	—
Administrative expenses	8,568	10,773
Depreciation	35,280	37,907
Total operating expenses	156,907	124,329
Net operating income	40,785	102,774
Other income (expenses)
Interest income	126	87
Interest expenses	(15,024)	(13,944)
Foreign currency exchange gain	77	338
Gain on sale of securities	771	—
Impairment loss on securities	—	(2,351)
Loss on derivatives	(178)	(8,050)
Other non-operating items	554	174
Net other expenses	(13,674)	(23,746)
Net income before income taxes and non-controlling interest	27,111	79,028
Income tax expense	(30)	(50)
Net income	27,081	78,978
Net (income) loss attributable to non-controlling interest	(61)	(72)
Net income attributable to the Company	27,020	78,906

Basic and diluted earning attributable to the Company ($)	0.16	0.50

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2017 and March 31, 2016
(in thousands of $)

	2017	2016
Comprehensive income
Net income	27,081	78,978
Unrealized profit (loss) from marketable securities	6,010	(3,047)
Foreign currency translation gain (loss)	59	(131)
Other comprehensive income (loss)	6,069	(3,178)
Comprehensive income	33,150	75,800

Comprehensive income attributable to non-controlling interest	61	72
Comprehensive income attributable to the Company	33,089	75,728
	33,150	75,800

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of March 31, 2017 and December 31, 2016
(in thousands of $)

	2017	2016
ASSETS
Current assets
Cash and cash equivalents	127,534	202,402
Restricted cash	606	677
Marketable securities	53,418	8,428
Trade accounts receivable, net	38,587	49,079
Related party receivables	6,789	5,095
Other receivables	17,646	19,416
Inventories	44,917	37,702
Voyages in progress	40,371	45,338
Prepaid expenses and accrued income	8,205	5,741
Investment in finance lease	9,860	9,745
Other current assets	3	3
Total current assets	347,936	383,626
Long term assets
Newbuildings	279,208	308,324
Vessels and equipment, net	1,768,609	1,477,395
Vessels and equipment under capital lease, net	495,730	536,433
Investment in finance lease	28,437	30,908
Goodwill	225,273	225,273
Long term derivative instruments receivable	4,496	4,358
Total assets	3,149,689	2,966,317

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	78,071	67,365
Current portion of obligations under capital leases	51,455	56,505
Related party payables	17,982	18,103
Trade accounts payable	40,221	4,325
Accrued expenses	35,056	26,159
Other current liabilities	7,723	10,292
Total current liabilities	230,508	182,749
Long-term debt	1,075,309	914,592
Obligations under capital leases	332,974	366,095
Other long-term liabilities	3,154	3,112
Total liabilities	1,641,945	1,466,548
Commitments and contingencies
Equity
Share capital (169,809,324 shares, par value $1.00)	169,809	169,809
Additional paid in capital	196,013	195,304
Contributed surplus	1,099,680	1,099,680
Accumulated other comprehensive loss	6,808	739

Retained earnings	35,592	34,069
Total equity attributable to the Company	1,507,902	1,499,601
Non-controlling interest	(158)	168
Total equity	1,507,744	1,499,769
Total liabilities and equity	3,149,689	2,966,317

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2017 and March 31, 2016
(in thousands of $)

	2017	2016

Net cash provided by operating activities	79,784	121,468

Change in restricted cash	71	(326)
Additions to newbuildings, vessels and equipment	(246,755)	(161,353)
Proceeds from sale of shares	7,104	—
Finance lease payments received	2,356	2,280
Purchase of shares	(46,100)	—
Net cash used in investing activities	(283,324)	(159,399)

Proceeds from issuance of long term debt	189,475	130,900
Repayment of long-term debt	(16,840)	(14,393)
Repayment of capital leases	(16,460)	(12,317)
Debt fees paid	(1,620)	(4,204)
Dividends paid	(25,883)	(54,930)
Payment of fractional shares on reverse share split	—	(17)
Net cash provided by financing activities	128,672	45,039

Net change in cash and cash equivalents	(74,868)	7,108
Net change in cash equivalents included in held for distribution	—	—
Cash and cash equivalents at start of period	202,402	264,524
Cash and cash equivalents at end of period	127,534	271,632

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the three months ended March 31, 2017 and March 31, 2016
(in thousands of $, except number of shares)

	2017	2016
Number of shares outstanding
Balance at beginning of the period	169,809,324	781,937,649
Effect of reverse share split	—	(625,551,143)
Balance at end of the period	(169,809,324)	156,386,506

Share capital
Balance at beginning of the period	169,809	781,938
Effect of reverse share split	—	(625,551)
Balance at end of the period	169,809	156,387

Additional paid in capital
Balance at beginning of the period	195,304	109,386
Stock compensation expense	709	—
Payment for fractional shares on reverse share split	—	(17)
Balance at end of the period	196,013	109,369

Contributed surplus
Balance at beginning of the period	1,099,680	474,129
Effect of reverse share split	—	625,551
Balance at end of the period	1,099,680	1,099,680

Accumulated other comprehensive loss
Balance at beginning of the period	739	(383)
Other comprehensive loss	6,069	(3,178)
Balance at end of the period	6,808	(3,561)

Retained earnings
Balance at beginning of the period	34,069	81,212
Net income	27,020	78,906
Cash dividends	(25,497)	(54,930)
Balance at end of the period	35,592	105,188

Total equity attributable to the Company	1,507,902	1,467,063

Non-controlling interest
Balance at beginning of the period	168	61
Net income	61	72
Dividend paid to non-controlling interest	(387)	—
Balance at end of the period	(158)	133

Total equity	1,507,744	1,467,196

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 16, 2017. The unaudited condensed interim financial statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended March 31, 2017 are not necessarily indicative of the results for the year ending December 31, 2017. The year-end consolidated balance sheet was derived from audited financial information, but does not include all disclosures required by US GAAP.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All inter company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2016.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under US GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update establishes a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing US GAAP. The FASB recently issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year to period commencing on or after December 15, 2017. The Company is in the process of considering the impact of the standard on its consolidated financial statements. For vessels operating on voyage charters, we expect to continue recognizing revenue over time. The time period over which revenue will be recognized is still being determined and, depending on the final conclusion, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. However, the total voyage results recognized over all periods would not change. The adoption of the standard is not expected to have a material impact on other income, primarily income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-01 Business combinations (805), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. The amendments in this Update provide a screen to determine when a set is not a business. If the screen is not met, it (i) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (ii) removes the evaluation of whether a market participant could replace the missing elements. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted in certain cases. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04 Intangibles - Goodwill and other (350), which simplifies the test for goodwill impairment. This Update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2017, the FASB issued ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). The Update clarifies the definition of “in substance nonfinancial assets”, it also clarifies that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. The amendments in this Update exclude all businesses and non-profit activities from the scope of Subtopic 610-20. Therefore, derecognition of all businesses and non-profit activities should be accounted for in accordance with Subtopic 810-10, Consolidation-Overall. The guidance in Subtopic 610-20 (as originally issued in Update 2014-09) would have required an entity to apply the guidance in Topic 860, Transfers and Servicing, to a transfer of an equity method investment unless the equity method investment is considered an in substance nonfinancial asset. This Update removes that scope exception. The amendments in this Update are effective at the same time as the amendments in Update 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718). The update aims to reduce diversity in practice and simplify the guidance in Topic 718 when companies account for changes to the terms and conditions of share based payment awards. The amendments in this Update mean and entity should account for a modification unless the fair value of the modified award is the same as the original award immediately prior to modification, the vesting conditions for the modified award are the same as the original award the and classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2017	2016
Net income attributable to the Company	27,020	78,906

	2017	2016
Weighted average number of shares (000s)	169,809	116,712

The weighted average numbers of shares outstanding have been adjusted for the reverse business acquisition of the Company by Frontline 2012 and the 1-for-5 reverse share split that was effected in February 2016. The options issued by the Company did not have an impact on the calculation of earnings per share.

5. OTHER OPERATING GAINS

(in thousands of $)	2017	2016
Gain on termination of vessel lease	20,565	—

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated upon the sale and delivery of the vessel to a third party. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017. As at March 31, 2017 a termination payment of $4.1 million is due to Ship Finance.

6. RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash does not include cash balances of $58.3 million (December 2016: $49.6 million), which are required to be maintained by the financial covenants in our loan facilities, or cash balances of $24.0 million (December 2016: $26.0 million), which are required to be maintained by our vessel leasing agreements with Ship Finance, as these amounts are included in "Cash and cash equivalents".

7. MARKETABLE SECURITIES

(in thousands of $)	2017	2016
Balance at start of period	8,428	13,853
Additions	46,100	—
Disposals	(7,120)	—
Impairment loss	—	(7,233)
Unrealized gain recorded in other comprehensive income	6,010	1,808
	53,418	8,428

The company acquired 10.9 million shares in DHT Holdings in the three months ended March 31 2016 at an average price of $4.23 per share. At March 31, 2017 the closing share price was $4.47 and a gain of $2.2m was recognized in Other Comprehensive Income. During the quarter, 1.7 million of the acquired shares were disposed of resulting in a profit on disposal of $0.8m recognized in the Statement of Operations.

In March 2017, the Company recognized a mark to market gain of $3.7 million in relation to the 1.3 million shares held in Golden Ocean Group Ltd in Other Comprehensive Income.

In March 2017, the Company recognized a mark to market gain of $0.1 million in relation to the 0.4 million shares held in Avance Gas Holdings Ltd in Other Comprehensive Income.

8. NEWBUILDINGS

Movements in the three months ended March 31, 2017 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2016	308,324
Additions, net	276,267
Interest capitalized	1,638
Transfer to Vessels and Equipment, net	(307,021)
Balance at March 31, 2017	279,208

In the first quarter of 2017, the Company took delivery of the VLCC newbuilding, Front Duchess, the two Suezmax newbuildings, Front Classic and Front Clipper and the two LR2/Aframax tanker newbuildings, Front Antares and Front Vega.

In February 2017, the Company acquired two VLCC newbuildings under construction at Daewoo Shipbuilding & Marine Engineering at a net purchase price of $77.5 million each. The vessels are due for delivery in September 2017.

As at March 31, 2017, the Company's newbuilding program comprised four VLCCs, four Suezmax tankers and five LR2 newbuildings.

9. VESSELS AND EQUIPMENT, NET

Movements in the three months ended March 31, 2017 may be summarized as follows;

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2016	1,635,011	(157,616)	1,477,395
Disposals	17	—
Depreciation	—	(15,824)
Transfers from Newbuildings	307,021	—
Balance at March 31, 2017	1,942,049	(173,440)	1,768,609

In the first quarter of 2017, the Company took delivery of two LR2 tanker newbuildings, the Front Antares and the Front Vega, two Suezmax newbuildings, the Front Clipper and the Front Classic as well as on VLCC the Front Duchess.

10. VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2016	607,449	(71,016)	536,433
Lease termination	(1,525)	1,525
Depreciation	—	(19,456)
Impairment	(44,440)	23,193
Balance at March 31, 2017	561,484	(65,754)	495,730

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated upon the sale and delivery of the vessel to a third party. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017.

In the three months ended March 31, 2017 the Company recorded an impairment loss of $21.2 million in respect of four vessels leased in from Ship Finance.

11. GOODWILL

Goodwill is tested for impairment on an annual basis or more frequently if events or circumstances occur, which could indicate impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment. During the three months ended March 31, 2017, our shares have been trading at a lower price than the price as of December 31, 2016 which triggered a need to evaluate goodwill for impairment.

Our test for potential goodwill impairment is a two-step approach. We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. If the carrying value of the Company's net assets exceeds its estimated fair value, the second step of the goodwill impairment analysis requires us to measure the amount of the impairment loss. An impairment loss is calculated by comparing the implied fair value of the goodwill to its carrying amount. To calculate the implied fair value of goodwill, the fair value of the Company’s net assets, excluding goodwill, is estimated. The excess of the fair value of the Company's net assets over the carrying value of its net assets, excluding goodwill, is the implied fair value of the Company's goodwill.

At March 31, 2017, the Company's market capitalization was $1,145 million compared to its carrying value of $1,508 million. The Company's market capitalization plus a control premium of 32% resulted in a fair value equal to its carrying value. We concluded that no impairment was indicated and we were not required to complete the second step of the goodwill impairment analysis as we believe that the Company's control premium will be in excess of 32%.

12. DEBT

The Company drew down $54.6 million in the three months ended March 31, 2017 from its $109.2 million term loan facility with ING in connection with one VLCC delivered in the quarter. The Company drew down $134.9 million in the three months ended March 31, 2017 from its $328.4 million term loan facility with China Exim Bank in connection with two Suezmax tankers and two LR2/Aframax tankers delivered in the quarter.

In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility will be provided by China Exim Bank and will be insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. This facility will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four Aframax/LR2 tankers.

In March 2017, the Company obtained financing commitment for a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to part finance two of our recent VLCC resales and newbuilding contracts. The facility is subject to final documentation.

The Company has recorded debt issuance costs (i.e. deferred charges) of $11.9 million at March 31, 2017 as a direct deduction from the carrying amount of the related debt.

Assets pledged

(in thousands of $)	2017	2016
Vessels and equipment, net,	1,768,148	1,476,889

13. SHARE CAPITAL

The authorized share capital of the Company as at March 31, 2017 is $500,000,000 divided into 500,000,000 share of $1.00 par value each, of which 169,809,324 shares of $1.00 par value each are in issue and fully paid or credited as fully paid.

On December 16, 2016, the Company completed an offering of 13,422,818 new ordinary shares at $7.45 per share, generating net proceeds of $98.2 million.

The Company had an issued share capital at March 31, 2016 of $156,386,506 divided into 156,386,506 ordinary shares of $1.00 par value each.

14. FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract has a forward start date of February 2019. The aggregate fair value of these swaps at March 31, 2017 was a receivable of $4.5 million (December 2016: receivable of $4.4 million). The fair value (level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows.

The Company recorded a loss on these interest rate swaps in the three months ended March 31, 2017 of $0.2 million (three months ended March 31, 2016: loss of $7.7 million). The interest rate swaps are not designated as hedges.

Bunker Swap Agreements
From time to time, the Company may enter into bunker swap agreements to hedge the cost of its fuel costs. In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tons per calendar month was switched to a floating rate. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The contracts ended in December 2016. The fair value of these swaps at March 31, 2016 was a payable of $3.4 million. There was no gain or loss in the three months to March 31, 2017 as the contracts had ended. A loss of $0.3 million was recorded in the three months ended March 31, 2016.

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	127,534	127,534	202,402	202,402
Restricted cash	606	606	677	677
Liabilities:
Floating rate debt	1,165,270	1,165,270	992,631	992,631

The estimated fair value of financial assets and liabilities at March 31, 2017 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	127,534	127,534	—	—
Restricted cash	606	606	—	—
Liabilities:
Floating rate debt	1,165,270	—	1,165,270	—

The estimated fair value of financial assets and liabilities at December 31, 2016 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	202,402	202,402	—	—
Restricted cash	677	677	—	—
Liabilities:
Floating rate debt	992,631	—	992,631	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Assets Measured at Fair Value on a Nonrecurring Basis
See Note 4 of the financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2016 for a summary of the estimated fair values of the assets acquired and liabilities assumed on the Merger.

At March 31, 2017, the VLCC Front Scilla, the VLCC Front Circassia, the Suezmax tanker Front Ardenne and the Suezmax tanker Front Brabant, were measured at a combined fair value of $87.1 million, which was determined using level three inputs being the discounted expected cash flows from the leased vessel at March, 2017.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate and bunker swap agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, Standard Chartered Bank, DnB Bank ASA and Nordea Bank AB (Publ), Filial I Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and HSBC. However, the Company believes this risk is remote.

15. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance, Seadrill Limited, Seatankers Management Norge AS, Golden Ocean Group Limited, Arcadia Petroleum Limited, Deep Sea Supply Plc, Seatankers Management Co. Ltd, Archer Limited, North Atlantic Drilling Ltd, Flex LNG Ltd and GHL Finance Limited. In November 2014, Highlander Tankers AS, or Highlander Tankers, and Aframar AS became related parties as Robert Hvide Macleod the owner and director of these companies was appointed the Chief Executive Officer of Frontline Management AS. Frontline 2012 and the Company (and its subsidiaries) were related parties prior to the Merger. In October 2014, VLCC Chartering Ltd, or VLCC Chartering, was set up as a joint venture between the Company and Tankers International LLC, or TI. VLCC Chartering provides chartering services to the combined fleets of the Company and TI.

Ship Finance Transactions
As of March 31, 2017, the Company held twelve vessels under capital leases, all of which are leased from Ship Finance. The remaining periods on these leases at March 31, 2017 range from approximately three to ten years.

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger.

A summary of leasing transactions with Ship Finance in the three months ended March 31, 2017 and March 31, 2016 (all of which were in the period subsequent to the Merger), are as follows;

(in thousands of $)	2017	2016
Charter hire paid (principal and interest)	22,100	24,105
Lease interest expense	7,495	9,732
Remaining lease obligation	384,429	501,760

In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright. Frontline 2012 recognized an expense of $0.5 million in the three months ended March 31, 2017 in relation to the pooling arrangement (three months ended March 31, 2016: income of $0.8 million).

Seatankers Transactions
The Company entered into a Services Agreement with Seatankers Management, effective January 1, 2016, and was charged $0.2 million in the three months ended March 31, 2017 (March 31, 2016: $0.2 million) for the provision of advisory and other support services.

GHL Finance Transactions
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with GHL Finance Limited, an affiliate of Hemen, the Company's largest shareholder. No amounts have been drawn down under this facility in the first quarter of 2017.

A summary of net amounts earned (incurred) from related parties for the three months ended March 31, 2017 and March 31, 2016 are as follows:

(in thousands of $)	2017	2016
Seatankers Management Co. Ltd	1,214	3,058
Ship Finance International Limited	93	1,252
Golden Ocean Group Limited	1,568	5,113
Seatankers Management Norge AS	—	271
Arcadia Petroleum Limited	—	40
Seadrill Limited	164	68
Archer Limited	55	61
Deep Sea Supply Plc	21	38
North Atlantic Drilling Ltd	12	8
Flex LNG	1,343	—
Aframar AS	51	—

Net amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

Related party balances
A summary of balances due from related parties as at March 31, 2017 and December 31, 2016 is as follows:

(in thousands of $)	2017	2016
Ship Finance International Limited	3,062	1,077
Seatankers Management Co. Ltd	867	1,060
Archer Ltd	66	54
VLCC Chartering	31	47
Golden Ocean Group Limited	494	1,151
Seadrill Limited	558	597
Deep Sea Supply Plc	77	67
Arcadia Petroleum Limited	17	198
Flex LNG	1,423	741
North Atlantic Drilling Limited	194	103
	6,789	5,095

A summary of balances due to related parties as at March 31, 2017 and December 31, 2016 is as follows:

(in thousands of $)	2017	2016
Ship Finance International Limited	15,645	15,495
Seatankers Management Co. Ltd	618	972
Seadrill Limited	—	5
Golden Ocean Group Limited	1,719	1,631
Arcadia Petroleum Limited	—	—
	17,982	18,103

16. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As at March 31, 2017, the Company's newbuilding program comprised four VLCCs, four Suezmax tankers and five LR2 newbuildings. As of March 31, 2017, total installments of $256.2 million had been paid or accrued and the remaining commitments for these newbuilding contracts amounted to $567.6 million all of which are payable in 2017. All newbuildings contracted as at March 31, 2017 are expected to be delivered in 2017.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect, individually or in aggregate, on the Company's operations or financial condition.

17. SUBSEQUENT EVENTS

In April 2017, the Company ordered two VLCC newbuildings to be constructed at Hyundai Heavy Industries (“HHI”) at a purchase price of $79.8 million each. The vessels are due for delivery in December 2018 and April 2019. The Company has also secured options for two additional sister vessels with delivery in August and November 2019 at the same purchase price each.

In April 2017, the Company obtained financing commitment for a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to part finance two of our recent VLCC resales and newbuilding contracts. The facility is subject to final documentation.

In April and May the Company sold a further 2.4 million shares in DHT for proceeds of $11.0 million and expects to record a gain of $0.6 million in the second quarter.

In June 2016, the Company signed a $275.0 million senior unsecured loan facility with an affiliate of Hemen Holding Ltd., the Company’s largest shareholder. The loan will be used to partially finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes. The Company drew down $50.0 million in May 2017.

In May 2017, the Company agreed with Ship Finance to terminate the long term charter for the 2000 built VLCC Front Scilla and the 1998 built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The Company expects the vessels to cease operating as conventional tankers, and the charters with Ship Finance are expected to terminate in the second quarter of 2017. Frontline has agreed compensation payments to Ship Finance of approximately $6.5 million and $3.6 million, respectively, for the termination of the current charters. The Company expects to record loss on termination of the lease, including these termination payments, of $12.3 million in the second quarter. The Front Brabant was delivered to the new owners on May 31, 2017 and the lease was terminated.

In May 2017, the Company announced a cash dividend of $0.15 per share for the first quarter of 2017.